================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                               (Amendment No. 18)

                    Under the Securities Exchange Act of 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928

                                 (973) 701-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 7, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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                                  Page 1 of 16

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220838
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,716,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,716,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       101,455,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.01% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Palomino Fund Ltd.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       98-0150431
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                24,284,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                24,284,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       98,023,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.40% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Management L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220835
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,739,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220833
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,739,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       David A. Tepper

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                      (b) [X](1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,739,448 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,420,602 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS and its related entities beneficially own 15,009,566 shares.

     This Amendment No. 18 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007, May
15, 2007, July 6, 2007, July 10, 2007, July 20, 2007, July 23, 2007, August 3,
2007, November 2, 2007, November 8, 2007, November 16, 2007, December 12, 2007
and March 7, 2008 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4 is hereby amended by adding the following:

     On March 6, 2008, ADAH filed its objection to the Issuer's 1142 Motion (Docket No. 12978) (the "ADAH Objection"). On March 7, 2008, the Bankruptcy Court held a hearing on the Issuer's 1142 Motion (the "Hearing"). At the conclusion of the Hearing, the Bankruptcy Court denied the Issuer's 1142 Motion, determining that GM's agreements in connection with the Revised Exit Financing were prohibited by section 5(p)(ii) of the EPCA. The Bankruptcy Court also determined that it would require an evidentiary hearing conducted pursuant to the adversary proceeding rules to decide the other issues raised by the parties in connection with the Issuer's 1142 Motion, including whether the changes reflected by the Revised Exit Financing from the Debt Financing contemplated by the EPCA (e.g., reducing the aggregate amount of the financing from $6.8 billion to $6.1 billion) were also prohibited by the EPCA. A copy of the Bankruptcy Court order denying the Issuer's 1142 Motion is attached hereto as Exhibit 50.

     On March 8, 2008, the Issuer delivered to ADAH a further revised proposed exit financing package (the "Further Revised Exit Financing") which contains terms that are substantially identical to the Revised Exit Financing, except that the materials add a subsidiary of GM to participate in the purchase of the $2 billion first lien note. The Issuer has made public statements that it believes the Further Revised Exit Financing is consistent with guidance the Issuer believes it received from the Bankruptcy Court at the Hearing and is therefore permitted by the EPCA. By correspondence dated March 9, 2008, ADAH, Del-Auto, UBS, Merrill and Pardus DPH informed the Issuer that, (a) for all the reasons set forth in the February 13 and 24 letters and the ADAH Objection, the Further Revised Exit Financing remains inconsistent with, and if funded would not satisfy the conditions of, the EPCA, and (b) they were reserving all of their rights, including with respect to all prior, present and future proposals.

     There can be no assurance that the disputes described above can be resolved by mutual agreement or in the Bankruptcy Court and there can be no assurance that the transactions contemplated by the EPCA will be consummated.

  Item 7 is amended to add the following exhibits:

     50 Order Denying (1) Emergency Motion of A-D Acquisition Holdings, LLC for (I) a Continuance and (II) an Order Vacating the Order to Show Cause and (2) Expedited Motion Under 11 U.S.C. ss. 1142(b) and Fed. R. Bankr. P. 3020(d) for Implementation of Debtors' Confirmed Plan of Reorganization.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2008

                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I


                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its General Partner


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  PALOMINO FUND LTD.


                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its Investment Adviser


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  APPALOOSA MANAGEMENT L.P.


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------

                                                  Name:  David A. Tepper
                                                  Title: President


                                                  /s/ David A. Tepper
                                                  ------------------------------
                                                      David A. Tepper

EXHIBIT INDEX
-------------

     50 Order Denying (1) Emergency Motion of A-D Acquisition Holdings, LLC for (I) a Continuance and (II) an Order Vacating the Order to Show Cause and (2) Expedited Motion Under 11 U.S.C. ss. 1142(b) and Fed. R. Bankr. P. 3020(d) for Implementation of Debtors' Confirmed Plan of Reorganization.